
February 12, 2010

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

> **Re:** **AsherXino Corporation**
> **Form 10, Amendment No. 4 Filed January 21, 2010**
> **Response Letter Dated January 21, 2010**
> **File No. 0-10965**

Dear Mr. Odunuga:

  We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10, Amendment No. 4 Filed January 21, 2010

Interim Financial Statements

Note 1 – Historical Business Operations and Significant Accounting Policies, page F-16

1. We have read the accounting policy note concerning costs related to your oil and gas properties added in response to prior comment one. As stated, your description of the accounting required under the full cost method contains several inaccuracies. For example, you indicate that the full cost pool excludes costs of unevaluated properties, and that the ceiling test only applies to the costs of proved oil and gas properties.

Please read the guidance in Rule 4-10(c)(2) of Regulation S-X, which identifies all of the costs to be capitalized under the full cost method. This guidance should clarify that the full cost pool includes costs that are subject to amortization and costs that are not subject to amortization. All of these costs are subject to the ceiling test, which is described in Rule 4-10(c)(4) of Regulation S-X. The present value of estimate future net revenues from proved reserves is only one component of the ceiling. The ceiling also includes the costs of properties not being amortized, the lower of cost or fair value of unproved properties included in the costs being amortized, and certain income tax effects. You will need to conduct a ceiling test at each balance sheet date; it applies to all costs capitalized under the full cost method – costs of proved properties and unproved properties alike.

Please revise your accounting policy accordingly. Please also add disclosure to your financial statements of the information required under Rule 4-10(c)(7) of Regulation S-X, such as a description of the current status of significant properties and projects, your expectations as to when those properties will be evaluated, i.e. the anticipated timing of including their costs in the amortization computation, and table of costs showing costs by the various categories prescribed and the periods in which those costs were incurred. We suggest that you contact us by telephone in advance of filing your next amendment if you require further clarification or guidance or would like to discuss the action required.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director

cc: Gerald Niesar, Esq. – Niesar Whyte & Vestal LLP
  via facsimile (415) 882-5400